UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Genpact Limited
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3922B107
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)
(Note: This Amendment No. 3 is not required; it is filed voluntarily.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3922B107	SCHEDULE 13G	Page 2 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,234,381
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,234,381
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,234,381
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.61%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 3 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Management Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 262,420
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 262,420
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,420
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 4 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,293,946
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,293,946
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,293,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 5 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Management Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,038,082
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,038,082
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,082
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 6 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners II (Cayman II), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,957,521
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,957,521
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,957,521
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 7 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,496,801
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,496,801
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,496,801
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 8 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,496,801
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,496,801
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,496,801
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 9 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP (Bermuda), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,496,801
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,496,801
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,496,801
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	SCHEDULE 13G	Page 10 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP SLP (Bermuda), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,496,801
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,496,801
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,496,801
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	SCHEDULE 13G	Page 11 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP GenPar II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,289,549
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,289,549
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,289,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 12 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,289,549
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,289,549
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,289,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	SCHEDULE 13G	Page 13 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP II (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,289,549
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,289,549
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,289,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	SCHEDULE 13G	Page 14 of 31 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP SLP II (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 34,289,549
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 34,289,549
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,289,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 2 and Item 8	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	SCHEDULE 13G	Page 15 of 31 Pages

This Amendment No. 4 on Schedule 13G amends Amendment No. 3 on Schedule 13G ("Amendment No. 3") filed by the reporting persons and Genpact Investment Co. (Bermuda) Limited ("GiCo") on April 22, 2010.  GiCo was an investment vehicle owned by funds controlled by General Atlantic LLC and managed by Oak Hill Capital Management, LLC and was the direct owner of all the shares reported on Amendment No. 3.  On June 9, 2011, all of the shares directly owned by GiCo were distributed pro rata to GiCo's owners. No consideration was paid in connection with the distribution and GiCo was subsequently dissolved.

Item 1.	(a)	NAME OF ISSUER

Genpact Limited (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Canon’s Court, 22 Victoria Street
Hamilton HM, Bermuda

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Oak Hill Capital Partners (Bermuda), L.P. (“OHCP Bermuda”);
(ii)	Oak Hill Capital Management Partners (Bermuda), L.P. (“OHCMP Bermuda”);
(iii)	Oak Hill Capital Partners II (Cayman), L.P. (“OHCP II Cayman”);
(iv)	Oak Hill Capital Management Partners II (Cayman), L.P. (“OHCMP II Cayman”);
(v)	Oak Hill Capital Partners II (Cayman II), L.P. (“OHCP II Cayman II”);
(vi)	OHCP GenPar (Bermuda), L.P. (“GenPar Bermuda”);
(vii)	OHCP MGP Partners (Bermuda), L.P. (“MGP Partners Bermuda”);
(viii)	OHCP MGP (Bermuda), Ltd. (“MGP Bermuda”);
(ix)	OHCP SLP (Bermuda), Ltd. (“SLP Bermuda”);
(x)	OHCP GenPar II (Cayman), L.P. (“GenPar Cayman”);
(xi)	OHCP MGP Partners II (Cayman), L.P. (“MGP Partners Cayman”);
(xii)	OHCP MGP II (Cayman), Ltd. (“MGP Cayman”); and
(xiii)	OHCP SLP II (Cayman), Ltd. (“SLP Cayman”)

CUSIP NO. G3922B107	SCHEDULE 13G	Page 16 of 31 Pages

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section  13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

201 Main Street, Suite 1620
Fort Worth, Texas 76102

(c)	CITIZENSHIP

(i)	OHCP Bermuda - Bermuda
(ii)	OHCMP Bermuda - Bermuda
(iii)	OHCP II Cayman – Cayman Islands
(iv)	OHCMP II Cayman – Cayman Islands
(v)	OHCP II Cayman II – Cayman Islands
(vi)	GenPar Bermuda - Bermuda
(vii)	MGP Partners Bermuda – Bermuda
(viii)	MGP Bermuda – Bermuda
(ix)	SLP Bermuda – Bermuda
(x)	GenPar Cayman – Cayman Islands
(xi)	MGP Partners Cayman – Cayman Islands
(xii)	MGP Cayman – Cayman Islands
(xiii)	SLP Cayman – Cayman Islands

(d)	TITLE OF CLASS OF SECURITIES

Common Shares, par value $0.01 per share (the “Common Shares” or “Shares”)

(e)	CUSIP NUMBER

G3922B107

CUSIP NO. G3922B107	SCHEDULE 13G	Page 17 of 31 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of December 31, 2011, the Reporting Persons owned the following number of shares:

(i)        OHCP Bermuda owned 10,234,381 Shares of record or 4.6% of the issued and outstanding Shares.  OHCP Bermuda has the sole power to vote or direct the vote of 10,234,381 Shares and the sole power to dispose or to direct the disposition of 10,234,381 Shares.

(ii)       OHCMP Bermuda owned 262,420 Shares of record or 0.1% of the issued and outstanding Shares. OHCMP Bermuda has the sole power to vote or direct the vote of 262,420 Shares and the sole power to dispose or to direct the disposition of 262,420 Shares.

(iii)      OHCP II Cayman owned 28,293,946 Shares of record or 12.7% of the issued and outstanding Shares.  OHCP II Cayman has the sole power to vote or direct the vote of 28,293,946 Shares and the sole power to dispose or to direct the disposition of 28,293,946 Shares.

(iv)      OHCMP II Cayman owned 1,038,082 Shares of record or 0.5% of the issued and outstanding Shares.  OHCMP II Cayman has the sole power to vote or direct the vote of 1,038,082 Shares and the sole power to dispose or to direct the disposition of 1,038,082 Shares.

(v)       OHCP II Cayman II owned 4,957,521 Shares of record or 2.2% of the issued and outstanding Shares.  OHCMP II Cayman II  has the sole power to vote or direct the vote of 4,957,521 Shares and the sole power to dispose or to direct the disposition of 4,957,521 Shares.

(vi)      GenPar Bermuda is the sole general partner of both OHCP Bermuda and OHCMP Bermuda. As the sole general partner of OHCP Bermuda and OHCMP Bermuda, GenPar Bermuda owns an aggregate of 10,496,801 Shares or 4.7% of the issued and outstanding Shares. As the sole general partner of OHCP Bermuda and OHCMP Bermuda, GenPar Bermuda has the sole power to vote or direct the vote of 10,496,801 Shares and the sole power to dispose or to direct the disposition of 10,496,801 Shares.

(vii)     MGP Partners Bermuda is the sole general partner of GenPar Bermuda. As the sole general partner of GenPar Bermuda, MGP Partners Bermuda owns an aggregate of 10,496,801 Shares or 4.7% of the issued and outstanding Shares. As the sole general partner of GenPar Bermuda, MGP Partners Bermuda has the sole power to vote or direct the vote of 10,496,801 Shares and the sole power to dispose or to direct the disposition of 10,496,801 Shares.

(viii)    MGP Bermuda is the sole general partner of MGP Partners Bermuda. As the sole general partner of MGP Partners Bermuda, MGP Bermuda owns an aggregate of 10,496,801 Shares or 4.7% of the issued and outstanding

CUSIP NO. G3922B107	SCHEDULE 13G	Page 18 of 31 Pages

Shares. As the sole general partner of MGP Partners Bermuda, MGP Bermuda has the sole power to vote or direct the vote of 10,496,801 Shares and the sole power to dispose or to direct the disposition of 10,496,801 Shares.

(ix)      SLP Bermuda exercises voting and dispositive control over the Shares held by OHCP Bermuda and OHCMP Bermuda. As the exerciser of the voting and dispositive control over the Shares held by OHCP Bermuda and OHCMP Bermuda, SLP Bermuda owns an aggregate of 10,496,801 Shares or 4.7% of the issued and outstanding Shares. As the exerciser of the voting and dispositive control over the Shares held by OHCP Bermuda and OHCMP Bermuda, SLP Bermuda has the sole power to vote or direct the vote of 10,496,801 Shares and the sole power to dispose or to direct the disposition of 10,496,801 Shares.

(x)       GenPar Cayman is the sole general partner of OHCP II Cayman, OHCMP II Cayman and OHCP II Cayman II. As the sole general partner of OHCP II Cayman, OHCMP II Cayman and OHCP II Cayman II, GenPar Cayman owns an aggregate of 34,289,549 Shares or 15.4% of the issued and outstanding Shares. As the sole general partner of OHCP II Cayman, OHCMP II Cayman and OHCP II Cayman II, GenPar Cayman has the sole power to vote or direct the vote of 34,289,549 Shares and the sole power to dispose or to direct the disposition of 34,289,549 Shares.

(xi)      MGP Partners Cayman is the sole general partner of GenPar Cayman. As the sole general partner of GenPar Cayman, MGP Partners Cayman owns an aggregate of 34,289,549 Shares or 15.4% of the issued and outstanding Shares. As the sole general partner of GenPar Cayman, MGP Partners Cayman has the sole power to vote or direct the vote of 34,289,549 Shares and the sole power to dispose or to direct the disposition of 34,289,549 Shares.

(xii)     MGP Cayman is the sole general partner of MGP Partners Cayman. As the sole general partner of MGP Partners Cayman, MGP Cayman owns an aggregate of 34,289,549 Shares or 15.4% of the issued and outstanding Shares. As the sole general partner of MGP Partners Cayman, MGP Cayman has the sole power to vote or direct the vote of 34,289,549 Shares and the sole power to dispose or to direct the disposition of 34,289,549 Shares.

(xiii)    SLP Cayman exercises voting and dispositive control over the Shares held by OHCP II Cayman, OHCMP II Cayman and OHCP II Cayman II. As the exerciser of the voting and dispositive control over the Shares held by OHCP II Cayman, OHCMP II Cayman and OHCP II Cayman II, SLP Cayman owns an aggregate of 34,289,549 Shares or 4.7% of the issued and outstanding Shares. As the exerciser of the voting and dispositive control over the Shares held by OHCP II Cayman, OHCMP II Cayman and OHCP II Cayman II, SLP Cayman has the sole power to vote or direct the vote of 34,289,549 Shares and the sole power to dispose or to direct the disposition of 34,289,549 Shares.

CUSIP NO. G3922B107	SCHEDULE 13G	Page 19 of 31 Pages

Amount Beneficially Owned

Each of the Reporting Persons may be deemed to beneficially own the Shares set forth on such Reporting Person’s cover page included herein and in this Item 4.

Percentage Owned

Based on calculations made in accordance with Rule 13d-3(d), and there being 222,021,263 shares of Common Stock outstanding as of November 2, 2011 as reported in the Company’s Form 10-Q (File No. 001-33626) filed with the Securities and Exchange Commission on November 9, 2011, each of the Reporting Persons may be deemed to beneficially own the approximate percentage of the outstanding Shares set forth on such Reporting Person’s cover page included herein and in this Item 4.

Number of Shares as to Which Such Person Has Sole/Shared Power to Vote or to Direct the Vote and Sole/Shared Power to Dispose or to Direct the Disposition of:

(i)        Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein and in this Item 4.

(ii)       Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein and in this Item 4.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4.

CUSIP NO. G3922B107	SCHEDULE 13G	Page 20 of 31 Pages

OHCP Bermuda, OHCMP Bermuda, OHCP II Cayman, OHCMP II Cayman and OHCP II Cayman II (collectively, the “Oak Hill Shareholders”) are parties to the Second Amended and Restated Shareholders Agreement, dated as of June 6, 2011 (as amended by Amendment No. 1 to Second Amended and Restated Shareholders Agreement dated August 30, 2011, the “Genpact Agreement”), among themselves, GAP-W International, L.P., General Atlantic Partners (Bermuda), L.P., GapStar, LLC, GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic Shareholders) and WIH Holding, an affiliate of Wachovia Corporation (collectively, the “Shareholders”) relating to the Common Shares the Shareholders hold in the Company.

Pursuant to the Genpact Agreement, the Oak Hill Shareholders and the General Atlantic Shareholders are each entitled to nominate two persons to the Company’s board of directors. The Shareholders agreed to vote their shares to elect such persons. The number of directors that the Oak Hill Shareholders and the General Atlantic Shareholders are entitled to appoint is reduced if either such group’s ownership in the Company declines below certain levels and such right ceases if either such ownership is below 10% of the Company’s outstanding Common Shares.

Under the Genpact Agreement, each of the Shareholders is subject to certain restrictions on the transfer of their Common Shares.

The Genpact Agreement grants the Oak Hill Shareholders and the General Atlantic Shareholders certain rights to require the Company to register for public resale under the Securities Act all Common Shares that they request be registered. In addition, the Genpact Agreement grants the Shareholders piggyback rights on any registration for the Company’s account or the account of another Shareholder. These rights are subject to certain limitations, including customary cutbacks and other restrictions. In connection with registrations described above, the Company will indemnify any selling shareholders and will bear all fees, costs and expenses, except underwriting discounts and selling commissions and except that the selling shareholders will reimburse the Company for out of pocket expenses in the case of a second demand registration within the twelve month period from the date of effectiveness of the prior demand registration.

The Genpact Agreement also provides certain information rights to the Shareholders and regulates the parties' conduct concerning corporate opportunities.

The foregoing description is not complete and is qualified in its entirety to the Genpact Agreement, which is attached as Exhibit 2 to this Schedule 13G and incorporated herein by reference.

An aggregate of 89,572,699 Common Shares are subject to the Genpact Agreement, of which 44,786,350 Common Shares are held directly by the Oak Hill Shareholders and 44,786,349 Common Shares are held directly by the General Atlantic Shareholders.

CUSIP NO. G3922B107	SCHEDULE 13G	Page 21 of 31 Pages

Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer covered by the Genpact Agreement, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group as a result of the Genpact Agreement, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by the Oak Hill Shareholders, as reported above under Item 4.  Based on 222,021,263 Common Shares outstanding (according to the Company’s Form 10-Q (File No. 001-33626) filed with the Securities and Exchange Commission on November 9, 2011), the 89,572,699 Common Shares subject to the Genpact Agreement represent approximately 40.3% of the outstanding Common Shares.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP NO. G3922B107	SCHEDULE 13G	Page 22 of 31 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2012

OAK HILL CAPITAL PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P.
its general partner

	By:	OHCP MGP Partners (Bermuda), L.P.
its general partner

		By:	OHCP MGP (Bermuda), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P.
its general partner

	By:	OHCP MGP Partners (Bermuda), L.P.
its general partner

		By:	OHCP MGP (Bermuda), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

OHCP GENPAR (BERMUDA), L.P.

By:	OHCP MGP Partners (Bermuda), L.P.
its general partner

	By:	OHCP MGP (Bermuda), Ltd.
its general partner

		By:	/s/ Kevin G. Levy
			Name:	Kevin G. Levy
			Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 23 of 31 Pages

OHCP MGP PARTNERS (BERMUDA), L.P.

By:	OHCP MGP (Bermuda), Ltd.
its general partner

	By:	/s/ Kevin G. Levy
		Name:	Kevin G. Levy
		Title:	Vice President

OHCP MGP (BERMUDA), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

OHCP SLP (BERMUDA), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

OAK HILL CAPITAL PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P.
its general partner

	By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

		By:	OHCP MGP II (Cayman), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 24 of 31 Pages

OAK HILL CAPITAL PARTNERS II (CAYMAN II), L.P.

By:	OHCP GenPar II (Cayman), L.P.
its general partner

	By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

		By:	OHCP MGP II (Cayman), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P.
its general partner

	By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

		By:	OHCP MGP II (Cayman), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 25 of 31 Pages

OHCP GENPAR II (CAYMAN), L.P.

By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

	By:	OHCP MGP II (Cayman), Ltd.
its general partner

		By:	/s/ Kevin G. Levy
			Name:	Kevin G. Levy
			Title:	Vice President

OHCP MGP PARTNERS II (CAYMAN), L.P.

By:	OHCP MGP II (Cayman), Ltd.
its general partner

	By:	/s/ Kevin G. Levy
		Name:	Kevin G. Levy
		Title:	Vice President

OHCP MGP II (CAYMAN), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

OHCP SLP II (CAYMAN), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 26 of 31 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.
Second Amended and Restated Shareholders’ Agreement by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.2 of the Form 8-K filed by Genpact Limited with the Securities and Exchange Commission on June 6, 2011).

Exhibit 3.
Amendment No. 1 to Second Amended and Restated Shareholders Agreement dated August 30, 2011 by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by Genpact Limited with the Securities and Exchange Commission on September 2, 2011).

CUSIP NO. G3922B107	SCHEDULE 13G	Page 27 of 31 Pages

Exhibit 1

Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 13, 2012

OAK HILL CAPITAL PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P.
its general partner

	By:	OHCP MGP Partners (Bermuda), L.P.
its general partner

		By:	OHCP MGP (Bermuda), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 28 of 31 Pages

OAK HILL CAPITAL MANAGEMENT PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P.
its general partner

	By:	OHCP MGP Partners (Bermuda), L.P.
its general partner

		By:	OHCP MGP (Bermuda), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

OHCP GENPAR (BERMUDA), L.P.

By:	OHCP MGP Partners (Bermuda), L.P.
its general partner

	By:	OHCP MGP (Bermuda), Ltd.
its general partner

		By:	/s/ Kevin G. Levy
			Name:	Kevin G. Levy
			Title:	Vice President

OHCP MGP PARTNERS (BERMUDA), L.P.

By:	OHCP MGP (Bermuda), Ltd.
its general partner

	By:	/s/ Kevin G. Levy
		Name:	Kevin G. Levy
		Title:	Vice President

OHCP MGP (BERMUDA), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 29 of 31 Pages

OHCP SLP (BERMUDA), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

OAK HILL CAPITAL PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P.
its general partner

	By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

		By:	OHCP MGP II (Cayman), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

OAK HILL CAPITAL PARTNERS II (CAYMAN II), L.P.

By:	OHCP GenPar II (Cayman), L.P.
its general partner

	By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

		By:	OHCP MGP II (Cayman), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 30 of 31 Pages

OAK HILL CAPITAL MANAGEMENT PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P.
its general partner

	By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

		By:	OHCP MGP II (Cayman), Ltd.
its general partner

			By:	/s/ Kevin G. Levy
				Name:	Kevin G. Levy
				Title:	Vice President

OHCP GENPAR II (CAYMAN), L.P.

By:	OHCP MGP Partners II (Cayman), L.P.
its general partner

	By:	OHCP MGP II (Cayman), Ltd.
its general partner

		By:	/s/ Kevin G. Levy
			Name:	Kevin G. Levy
			Title:	Vice President

OHCP MGP PARTNERS II (CAYMAN), L.P.

By:	OHCP MGP II (Cayman), Ltd.
its general partner

	By:	/s/ Kevin G. Levy
		Name:	Kevin G. Levy
		Title:	Vice President

OHCP MGP II (CAYMAN), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President

CUSIP NO. G3922B107	SCHEDULE 13G	Page 31 of 31 Pages

OHCP SLP II (CAYMAN), LTD.

By:	/s/ Kevin G. Levy
	Name:	Kevin G. Levy
	Title:	Vice President